

05042646

UNITED
SECURITIES AND EXC
Washington, D.C. 20549



RECEIVED
MAY 16 2005
202
SECTION

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Annual Audited Report Form X-17A-5 Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No. 8-34602

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

16838
Firm ID No.

SORRENTO ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

4370 LA JOLLA VILLAGE DRIVE
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92122-1253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. JAFFE, PRESIDENT 858-452-3100
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

DELOITTE & TOUCHE LLP
(Name -- if individual, state last, first, middle name)

701 B Street, Suit 1900 (ADDRESS) San Diego, (City) California (State) 92101 (Zip Code)

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant

___ Public Accountant

___ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert M. Jaffe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SORRENTO ASSOCIATES, INC. (the "Company"), as of December 31, 2004 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


HALLIE M. ROE
Commission # 1517027
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2008

Notary Public

5/6/05

Signature Date

President

Title

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (j) A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (Not required).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Sorrento Associates, Inc.
(SEC I.D. No. 8-34602)

Statement of Financial Condition as of December 31, 2004 and Supplemental Schedule as of December 31, 2004 and Independent Auditors' Report

Filed pursuant to rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sorrento Associates, Inc.

We have audited the statement of financial condition of Sorrento Associates, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Sorrento Associates, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 12, 2005

SORRENTO ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Notes 1 and 3)	$ 490,620
Restricted cash (Note 1)	10,000
Marketable securities—at fair value (Notes 1 and 4)	65,795
Investments in Partnerships (Notes 1, 2 and 7)	169,892
Property and equipment—at cost less accumulated depreciation (Notes 1 and 5)	443,864
Deferred tax assets—net (Notes 1 and 6)	253,600
Income tax receivable (Notes 1 and 6)	37,100
Other assets	31,137
TOTAL	$ 1,502,008

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 116,447
Due to Partnerships (Notes 1, 2, and 7)	81,368
Other liabilities (Note 3)	368,812
Total liabilities	566,627
COMMITMENTS AND CONTINGENCIES (Notes 2 and 8)	
STOCKHOLDERS' EQUITY:	
Common stock, no par value—1,000,000 shares authorized; 5,000 shares issued and outstanding	175,390
Retained earnings	759,991
Total stockholders' equity	935,381
TOTAL	$ 1,502,008

See notes to the statement of financial condition.

SORRENTO ASSOCIATES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—Sorrento Associates Inc. (the "Company") is a fully-disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also the managing general partner, or as discussed in Note 2, is the general partner through affiliated entities, is the general partner of seven limited partnerships (the "Partnerships"), which invest in securities generally deemed to be venture capital investments. The Company's principal source of revenue is from management fees relating to the Partnerships. The Company is a Delaware corporation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are composed of highly liquid investments with maturities of three months or less when purchased.

Restricted Cash—The Company has $10,000 held as restricted cash in an interest bearing account as a deposit for its office lease.

Marketable Securities—Marketable securities consist of common stock and are valued at market value. The increase or decrease in unrealized gains and losses during the year are included in current-year operations. The Company follows industry practice and records security transactions on the trade date. Realized gains and losses on securities transactions are accounted on a specific identification basis.

Investments in Partnerships—The equity method is used to account for the investments in the Partnerships. Such Partnerships record their investments at fair market value; consequently, investments in Partnerships are carried at estimated fair value with realized and unrealized gains and losses recorded through the statement of operations.

Property and Equipment—Property and equipment include furnishings, fixtures, equipment, and automobiles, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred. The following summarizes the economic lives assumed by the Company.

Equipment	5 years
Furniture, fixtures, and vehicles	5 years
Leasehold improvements	5 years

Income Taxes—The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is established for both the expected future impact of differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Fair Value of Financial Instruments—Management believes that all financial instruments of the Company are reported in the financial statements either at fair market value or at amounts, which approximate fair value.

Impairment of Long-Lived Assets—On January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Under SFAS No. 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Recently Issued Accounting Standards—In January 2003, the FASB issued FASB Interpretation No. ("FIN") 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 addresses whether certain types of entities, referred to as variable interest entities (VIE), should be consolidated in the Company's consolidated financial statements. A VIE is an entity in which the equity investors lack certain essential characteristics of a controlling financial interest or that lacks sufficient equity to finance its own activities without financial support provided by other entities. A Company is considered the primary beneficiary and must consolidate a VIE if it has a variable interest that will absorb a majority of the expected losses if they occur, receive a majority of the entity's expected returns, or both. In December 2003, the FASB issued FIN 46 (revised December 2003) *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46R). FIN 46R replaced FIN 46 to clarify and revise a number of key elements of FIN 46 including the definition of VIE and the treatment of fees paid to decisionmakers. The consolidation requirements for the Company's VIEs created prior to December 31, 2003 will apply in the fiscal year beginning January 1, 2005. See Note 2 for summary of variable interest entities.

During 2004 and continuing into 2005, the Emerging Issues Task Force ("EITF") has been discussing the issue of how to determine when sole general partners in limited partnerships should consolidate the limited partnerships. The preliminary consensus reached (EITF Issue No. 04-5) may be issued during 2005 and, if so, is expecting to be effective for the Company in 2006 for all entities within its scope existing when the consensus is finalized. EITF Issue No. 04-5, as drafted, would require a sole general partner to consolidate a limited partnership unless the limited partners have certain specified substantive rights overcoming the presumption of general partner control of the partnership, such as rights to remove the general partner with or without cause based upon a simple majority vote and without significant barriers to removal. If these provisions survive final consensus, the Company may be required to consolidate some of the limited partnerships it manages (and certain limited liability companies and other entities structured substantially like limited partnerships). In most cases, the Company only holds a

small portion of the Partnerships' equity. Because the Company currently uses the equity method of accounting for these entities, consolidation would result in the Company grossing up the assets and revenues for these entities in the Company's consolidated financial statements, with offsets to minority interests. Net income and shareholders equity would not be affected. See Note 2 for a summary of the Partnerships at December 31, 2004.

2. INVESTMENTS IN PARTNERSHIPS

Summary of Investments

The Company has a general partner interest in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III L.P. ("SEPIII"), and Sorrento Equity Partners I.V., L.P. ("SEPIV") (collectively referred to as "Sorrento Equity entities"). SEP is the general partner of Sorrento Ventures II, L.P. SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE L.P. ("SVCE"). SEPIV is the general partner of Sorrento Ventures IV L.P. ("SVIV"). SVII, SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (collectively, the Partnerships) are limited partnerships, which invest in securities of companies located primarily in San Diego, California. The investment securities are generally deemed to be venture capital investments. The Company has assigned certain interests in its general partnership interests to employees, which has been recorded as compensation expense.

SGPI is licensed as a Small Business Investment Company ("SBIC") and is thus eligible to receive funding backed by the U.S. Small Business Administration ("SBA") in addition to private capital investments. The SBA, through its Participating Preferred Limited Partnership (the "Partnership") Interest ("Interests"), is entitled to a "prioritized payment" (as defined) each year of approximately 7 percent on its investment. These prioritized payment allocations are payable only to the extent of net cumulative operating profits of SGPI.

On November 9, 2001, December 8, 2000, September 11, 1998, August 28, 1996, and August 30, 1995, the SBA purchased $2,000,000, $1,600,000, $5,000,000, $2,700,000 and $5,000,000, respectively, of Interests in SGPI. These Interests entitle the SBA to preferential distributions from the Investee Partnership, determined as follows:

First, the SBA is entitled to a return based upon the Interests it has purchased. This return, referred to as "prioritized payment," is calculated based upon a percentage of the total amount of Interests purchased to date by the SBA. The percentage is fixed within three months of the date of funding and is 7.4 percent for Interests purchased in 1995 and 1996, 6.1 percent for the Interests purchased in 1998, 6.6 percent for Interests purchased in 2000, and 6.0 percent for Interests purchased in 2001. Interests purchased in 1998, 2000, and 2001 are subject to an additional 1 percent prioritized payment. The prioritized payments are cumulative until paid and are only payable to the extent of any net realized increases in partners' capital resulting from operations. SGPI made no cumulative prioritized payment during the year ended December 31, 2004.

Additionally, the SBA is entitled to receive a share of the realized profits. This share, referred to as a "profit participation," is calculated based upon a percentage of net realized increase in partners' capital resulting from operations after deducting cumulative prioritized payments. The percentage is recalculated at the dates of the purchase of additional Interests in accordance with SBIC Regulations, and was approximately 8.6 percent at December 31, 2004.

SVIIB and SVIIC own approximately 69.8 percent and 29.2 percent, respectively, of the total private limited partnership interests of SGPI and account for their investments using the equity method of accounting.

As ultimate general partner, the Company may be liable for the obligations of SVII, SVIIB, SVIIC, SVIII, SVCE, and SVIV to the extent obligations exceed assets.

Profit and Loss Allocations

Pursuant to the partnership agreements, profits and losses of SVII, SVIIB, SVIIC, SVII, SVCE, and SVIV are generally allocated as follows:

> The net profit, if any, for a taxable year will be allocated 1 percent to the general partner and 99 percent to the limited partners to the extent that cumulative net losses have previously been allocated to the partners. Otherwise, any net profit will be allocated 20 percent to the general partner and 80 percent to the limited partners, except for profits on sales of portfolio investments acquired as unrestricted by SVII, SVIIB or SVIIC which will be allocated 15 percent to the general partner and 85 percent to the limited partners.
>
> The net loss, if any, for a taxable year will be allocated 20 percent to the general partner and 80 percent to the limited partners, except for losses on sales of portfolio investments acquired as unrestricted by SVII, SVIIB, and SVIIC which will be allocated 15 percent to the general partner and 85 percent to the limited partners, to the extent that cumulative net profits have previously been allocated to the partners. Otherwise, any net loss will be allocated 1 percent to the general partner and 99 percent to the limited partners.

Profits and losses are generally allocated 100 percent to the limited partners for SEP, 5 percent to the general partner and 95 percent to the limited partners for SEPII ,and 20 percent to the general partner and 80 percent to the limited partners for SEPIII and SEPIV.

Pursuant to the partnership agreements of SVII, SVIIB, SVIIC, SVIII, SVCE, and SVIV, all cash which the general partner does not expect to use for the operations of the Partnership, investment by the Partnership, or for creation of reasonable reserves, will be distributed to the partners. All cash and stock distributions are distributed first to return the amount of the partners' capital contributions (generally 1 percent to the general partner and 99 percent to the limited partners). After 100 percent of the amount of the capital contributions has been returned, subsequent distributions are allocated 20 percent to the general partner and 80 percent to the limited partners. Regarding SVII, SVIIB, and SVIIC, distributions relating to portfolio investments acquired as unrestricted are allocated 15 percent to the general partner and 85 percent to the limited partners.

Profits and losses of SGPI are allocated first to the SBA in the amount set forth under the SBIC Act, and then 1 percent to the general partner and 99 percent to the private limited partners.

Summarized Partnership Financial Information

Summarized financial information for the Partnerships as of and for the year ended December 31, 2004 is as follows:

Condensed Statement of Assets and Liabilities as of December 31, 2004

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Portfolio investments	$	$ 49,755	$	$10,206,074	$22,469,797	$4,741,138	$ 9,804,085
Partnership investments [1]		1,051,991	439,421				
Cash, cash equivalents, and short-term investments	96,159	1,736,889	968,085	1,184,779	7,583,643	1,504,989	4,371,676
Other assets	12,769			116,777	131,281	26,213	76,625
Current liabilities	(55,427)	(55,581)	(23,800)	(29,147)	(25,170)	(22,792)	(25,068)
Partners' capital	$ 53,501	$2,783,054	$1,383,706	$11,478,483	$30,159,551	$6,249,548	$14,227,318
The Company's interests in the Partnership	$(64,767)	$ 113,553	$ 43,254	$ 1,481	$ (13,778)	$ (2,822)	$ 11,603

(1) Accounted for using the equity method, with the underlying investments accounted for at fair value.

As disclosed in the notes to the Partnerships' financial statements, the Partnerships value their portfolio investments at market value, or if there is not a market, the fair value is determined by the general partner. Portfolio investments of the Partnerships which were valued by the general partner are as follows at December 31, 2004:

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Amount	$	$ 1,101,746	$ 439,421	$ 7,069,685	$ 16,639,703	$ 3,505,750	$ 9,804,085
Percentage to total investments in Partnershi	0%	100%	100%	69%	74%	74%	100%

At December 31, 2004, the Company, as general partner or ultimate general partner, is committed to make additional capital contributions to the Partnerships totaling $14,855.

As noted above, the Company is the general partner for Sorrento Equity entities, which in turn, are the general partners in Sorrento Venture partnerships noted above. Most of the limited partnership interests in the Sorrento Equity entities are held by affiliates of the shareholders of the Company, and the Sorrento Entities are deemed to be VIEs, as defined under FIN 46R. The Company has determined that it may be the primary beneficiary of the Sorrento Equity entities, and may be required to consolidated the Sorrento Equity entities in 2005, under the accounting guidance of FIN 46R. The following summarizes information regarding the Sorrento Equity entities:

	SEP	SEPII	SEPIII	SEPIV
Total assets	$108,928	$4,318,510	$36,457,061	$14,242,386
Total liabilities	55,427	85,798	47,962	25,068
Total equity	53,501	4,232,712	36,409,099	14,217,318
The amount of the Company's interest in the Sorrento Equity entities	$ (64,767)	$ 158,288	$ (16,600)	$ 11,603

The Company's exposure to losses in the Sorrento Equity entities is the amount of the interests held by the Company as of December 31, 2004, as shown above.

3. EMPLOYEE BENEFIT PLANS

Money Purchase Plan—The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals the 10 percent of the annual base compensation of all participants, subject to a maximum contribution of $20,000 per participant, with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability, or termination of employment.

Defined Benefit Plan—The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is to be based on the employee's highest three-year average salary. Employees are eligible after one year of employment. After two years of employment, employees become 20 percent vested and are fully vested after six years of employment. The Company's annual obligation is actuarially determined.

The Company's defined benefit pension plan invests 100 percent in debt securities.

The following table sets forth the plan's obligations, funded status, and amounts recognized in the Company's statement of financial condition at December 31, 2004.

Benefit obligation—December 31, 2004	$399,108
Fair value of plan assets—December 31, 2004	$266,889

Weighted-average assumptions as of December 31, 2004:

Used to determine benefit obligation:	
Discount rate	6 %
Expected return on plan assets	8 %
Rate of compensation increase	0 %
Used to determine periodic benefit cost:	
Discount rate	6 %
Expected return on plan assets	8 %
Rate of compensation increase	0 %

NQDC Plan—Effective January 1, 1998, the Company established a nonqualified deferred compensation plan (the "NQDC Plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15 percent of his or her compensation each year in 1 percent increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC committee. Currently the committee has elected to have all the funds invested in money market funds. The participants of the NQDC Plan could receive allocations to their account equal to the investment return of funds. The Company may make contributions in addition to the participant's own deferrals at its discretion to which the employee will vest 20 percent per year, after two full years of service, until fully vested. During 2000, the Company amended vesting for Company contributions made after June 30,

2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death, or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, ten, or fifteen years, as elected by the participant.

The Company holds the NQDC Plan assets in a "Rabbi Trust." The NQDC Plan's assets, in the amount of $357,213, are included in cash and cash equivalents in the accompanying statements of financial condition as of December 31, 2004. The NQDC Plan's obligations, in the amounts $270,257 are included in other liabilities in the accompanying statement of financial condition. Earnings from the NQDC Plan's assets were $3,841 during 2004. The assets in the Rabbi Trust are subject to the claim of the general creditors of the Company. The Company had no accrued employer contribution as of December 31, 2004.

4. MARKETABLE SECURITIES

Marketable securities consist of the following at December 31, 2004:

3COM	$ 1,810
Digirad	63,346
Skyepharma PLC	639
Total (cost: $52,431)	$ 65,795

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

Leasehold improvements	$ 83,687
Furniture, fixtures, and vehicles	520,632
Office equipment	149,275
	753,594
Accumulated depreciation and amortization	(309,730)
Total	$ 443,864

6. INCOME TAXES

The tax effects of significant items comprising the Company's net deferred tax asset are as follows at December 31, 2004:

Deferred tax asset:	
Retirement plans	$ 114,300
Property and equipment	12,600
Charitable contribution	17,200
Unrealized losses on investments in Partnerships	107,500
Professional fees	5,400
Net operating loss	800
State taxes	200
Total deferred tax asset	258,000
Total deferred tax liability—unrealized gain on investment in marketable securities	4,400
Deferred tax asset—net	$ 253,600

The Company has a state net operating loss of approximately $13,000 that is available to offset future taxable income. The net operating loss expires in 2013.

7. RELATED PARTY TRANSACTIONS

The limited partners of the Partnership are also members of the Partnerships' advisory boards. The Partnerships have investments in entities whose boards of directors include individuals who are also partners of the Partnerships.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its office space under operating leases that expire in June 2006. The future minimum lease commitments at December 31, 2004 are as follows:

Year Ending December	
2005	$ 340,150
2006	170,075
Total	$ 510,225

Litigation—The Company is involved in various legal matters that arise in the normal course of conducting its business.

9. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital, both of which are defined terms, not to exceed 15 to 1. The Company's ratio at December 31, 2004 was 8.58 to 1. The basic concept of the rule is liquidity; with its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2004, the Company had net capital of $56,551, which was $24,200 in excess of the amount required by the Securities and Exchange Commission.

10. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

May 12, 2005

Sorrento Associates, Inc.
4370 La Jolla Village Drive, Suite 1040
San Diego, California 92122

In planning and performing our audit of the financial statements of Sorrento Associates, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated May 12, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees

in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the 2004 financial statements, and this report does not affect our report on such financial statements dated May 12, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP